Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended	Fiscal Year Ended December 31,
	March 31, 2016	2015	2014	2013	2012	2011
Loss:
Loss from continuing operations	$(3,605)	$(36,194)	$(41,145)	$(66,806)	$(60,712)	$(48,214)
Add: Fixed charges	2,182	8,372	12,159	9,681	9,142	4,012
Less: Capitalized interest	—	—	—	(232)	(1,332)	(297)

Total loss	(1,423)	$(27,823)	$(28,986)	$(57,357)	$(52,902)	$(44,499)

Fixed Charges:
Interest expense	$1,094	$4,471	$4,164	$4,582	$5,464	$2,649
Amortization and expensing of debt expense	1,057	3,772	7,860	4,719	2,206	928
Interest component of rent expense	31	129	135	148	140	138
Capitalized interest	—	—	—	232	1,332	297

Total fixed charges	$2,182	$8,372	$12,159	$9,681	$9,142	$4,012

Ratio of Earnings to Fixed Charges		—	—	—	—	—
Deficiency of Earnings Available to Cover Fixed Charges	$(3,605)	$(36,194)	$(41,145)	$(67,038)	$(62,044)	$(48,511)